Exhibit 99.5

MakeMyTrip Limited

Separate Financial Statements
March 31, 2024

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Separate Financial Statements

March 31, 2024

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1.	Deep Kalra	October 9, 2001	-
2.	Aditya Tim Guleri	April 3, 2007	-
3.	Rajesh Magow	November 6, 2012	-
4.	James Jianzhang Liang	January 27, 2016	-
5.	Paul Laurence Halpin	April 30, 2018	-
6.	Jane Jie Sun	August 30, 2019	-
7.	Cindy Xiaofan Wang	August 30, 2019	May 15, 2024
8.	Xing Xiong	August 30, 2019	-
9.	Xiangrong Li	September 6, 2019	May 15, 2024
10.	Hyder Aboobakar	August 20, 2020	September 15, 2023
11.	Savinilorna Payandi Pillay Ramen	September 15, 2023	-
12.	May Yihong Wu	May 15, 2024	-
13.	Moshe Rafiah	May 15, 2024	-

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2024, the Company had four (4) significant subsidiaries as mentioned below:

S. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
3.	Redbus India Private Limited (formerly known as ibibo Group Private Limited)	March 23, 2012	India
4.	Quest 2 Travel.com Private Limited	March 23, 2000	India

MakeMyTrip Limited together with its subsidiaries and associates is collectively referred to as “Group”.

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the Board’s activities. The Board is currently made up of eight (8) non-executive directors.

Directors

Independent

1. Aditya Tim Guleri

2. May Yihong Wu

3. Paul Laurence Halpin

Non-Executive

1. Aditya Tim Guleri

2. Moshe Rafiah

3. James Jianzhang Liang

4. Jane Jie Sun

5. May Yihong Wu

6. Paul Laurence Halpin

7. Savinilorna Payandi Pillay Ramen

8. Xing Xiong

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address of our directors and executive officers is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India.

1.
Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and will devote his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 32 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurugram and also serves on the board of the Gurugram Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.
2.
Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 31 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

2.
Rajesh Magow (Continued)

(a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also serves as the Vice-Chairman for IAMAI (Internet and Mobile Association of India), and as the Chairperson of ASSOCHAM’s National Council on Travel & Tourism. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

3.
Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Astronomer, Balto, Commerce Fabric, Phenom People, Radius, Sedai, Speedscale, Siena, SupportLogic, and Weav.ai. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India.
4.
James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong Holdings Limited (HKEX:0780). Mr. Liang received his Ph.D. degree from Stanford University, United States and his Master’s and Bachelor’s degrees from Georgia Institute of Technology, United States.
5.
Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

6.
May Yihong Wu was appointed to our board of directors on May 15, 2024 as an independent director. She has served as a co-founder and an executive director of Shanghai Sunnyview Eldercare Company Limited since May 2023, an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited (HKEX: 00241) since August 2023 and an independent non-executive director and chairwoman of the audit committee of Swire Properties Limited (HKEX: 01972) since May 2017. Ms. Wu has also served as an independent non-executive director of Noah Holdings Limited (NYSE: NOAH; HKEX: 6686) since November 2010 and as the chairwoman of the compensation committee since May 2015, as well as the chairwoman of the audit committee between November 2010 to May 2015. Ms. Wu held a number of roles at Homeinns Hotel Group, the shares of which were publicly listed (NASDAQ: HMIN) from October 2006 until April 2016, when it merged with Beijing Tourist Hotel (Group) Co Ltd, including as chief financial officer between July 2006 to April 2010, chief strategy officer between May 2010 to June 2019 and board adviser between July 2019 to May 2023. Ms. Wu obtained her MBA degree from the Kellogg School of Management at Northwestern University in Illinois in the United States, her Master’s degree in Economics from Brooklyn College of the City University of New York in the United States.
7.
Moshe Rafiah was appointed to our board of directors on May 15, 2024 as a nominee of Trip.com. He served as the founder and chief executive officer of Travelfusion Ltd between January 2000 to February 2021 where he was responsible for strategy, business development and sales and marketing, and led the sale of Travelfusion to Trip.com in 2015. He was also the chief executive officer of Skyscanner Ltd. between June 2020 to January 2021 where he was responsible for Skyscanner’s strategy. Mr. Rafiah holds a Bachelor of Laws from Buckingham University, United Kingdom and a Master of Laws in international banking and financial law from Boston University, United States.
8.
Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 and has served as a nominee of Trip.com since August 30, 2019. He is also one of our resident directors in Mauritius. Mr. Halpin has more than 18 years of experience as a non-executive director and chairperson of audit and risk committees of a number of listed companies. His experience includes in-depth board-level involvement in corporate strategy, financial reporting, investment oversight, mergers and acquisitions, and risk oversight. He has a combination of international experience and perspective from a career in Europe and Africa, as a business services entrepreneur, and previously, as a partner in a professional services firm. Mr. Halpin held various leadership positions in the financial services industry practice at PwC Dublin, London and Johannesburg during his 25-year career with PwC from 1979 to 2004. Between 2004 and 2011, having relocated to Mauritius in 2004, Mr. Halpin established a number of international healthcare and insurance outsourcing businesses in Mauritius, which he subsequently sold. Mr. Halpin is a portfolio chair and Non-Executive Director, who serves as Non-Executive Chairman of Gemfields Mauritius Ltd, Nairoto Resources Holding Ltd and Gemfields Madagascar Ltd; and as an independent non-executive director of Citicc (Africa) Holdings Ltd and several small private companies. His previously held roles include Lloyd’s General Representative for Mauritius, Lead Independent Director at Gamma Civic Ltd, and independent non-executive director at Kolos Cement Ltd and Gamma Construction Ltd. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland, a Fellow of the Mauritius Institute of Directors, a Member of the Mauritius Institute of Professional Accountants and a Member of the Institute of Directors (London).

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

9.
Savinilorna Payandi Pillay Ramen was appointed to our board of directors on September 15, 2023 and is one of our resident directors in Mauritius. Mrs. Ramen is the Head of Corporates, Private and Institutional Asset Owners and leads the Business Implementation unit at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ Mauritius. She has approximately 20 years of work experience in advising clients of IQ-EQ Mauritius in different capacities. Mrs. Ramen is a Chartered Secretary from the Chartered Governance Institute (previously known as The Institute of Chartered Secretaries and Administrators, or ICSA), United Kingdom and holds a Master of Business Administration and a Bachelor of Arts - Psychology from Southeastern Louisiana University, United States.
10.
Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com Group. He joined Trip.com Group as Senior R&D Director in 2013 and became the vice president of Technology. He was appointed as the chief executive officer of the Trip.com Group Air Ticketing in 2014. In 2015, he became the Trip.com Senior Vice President, and in 2016 he was made the Trip.com Group Executive Vice President. Currently, Mr. Xiong is in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas within the group. Prior to joining Trip.com Group, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of two members, May Yihong Wu and Aditya Tim Guleri and one non-voting observer, Jane Jie Sun. The chairperson is May Yihong Wu. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that May Yihong Wu qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of May Yihong Wu and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audit of the financial statements of our company. Our audit committee is responsible for, among other things:

•
selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•
annually reviewing the independence of our independent auditors;
•
reviewing and approving all related party transactions on an ongoing basis;
•
reviewing and discussing the annual audited financial statements with management and our independent auditors;
•
such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•
meeting separately and periodically with management and our independent auditors; and
•
reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. We follow home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires each company to have an audit committee of at least three members. Our audit committee currently consists of two members and a non-voting observer.

Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, May Yihong Wu, James Jianzhang Liang and Jane Jie Sun. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

•
reviewing the compensation plans, policies and programs adopted by the management;
•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and
•
reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of Global Business License issued by the Financial Services Commission of Mauritius, is not required under Mauritius Companies Act to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius Companies Act to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

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convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•
authorizing dividends and distributions;
•
appointing officers and determining the term of office of officers;
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exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and
•
approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 24 of these separate financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our Company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our Global Business License – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 19 and the separate statement of profit or loss and other comprehensive income is set out on page 21 of these separate financial statements.

Fees for financial statement audit and other services

The fees payable to statutory auditor (KPMG Mauritius) for the financial statement audit for the year amounted to USD 20,000 (2023: USD 18,000). Additionally, a fee of USD 3,250 (2023: USD 3,250) is payable to KPMG Mauritius for the issuance of a regulatory agreed upon procedure report.

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2023 and 2024 are as follows:

	(in ‘USD 000’)
	For the year ended March 31
Particulars	2023	2024
Total income	2,017	—
Total expenses	(2,162)	(2,233)
Finance income	5,403	10,362
Finance costs	(17,850)	14,238
Share of profit (loss) of equity - accounted associates	3	(26)
Income tax benefit (expense)	1,839	(6,038)
Profit (Loss) for the year	(10,750)	16,303

Statement of Directors’ responsibilities in respect of the separate financial statements

Mauritius Companies Act requires the directors to prepare separate financial statements for each financial year, which present fairly the separate financial position, separate financial performance and the separate cash flows of the Company. The directors are also responsible for keeping accounting records which:

•
correctly record and explain the transactions of the Company;
•
disclose with reasonable accuracy at any time the financial position of the Company; and
•
would enable them to ensure that the separate financial statements are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the separate financial statements.

The directors have made an assessment of the Company’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the members of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2024.

…………………………………………………………

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: July 02, 2024

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements

Opinion

We have audited the separate financial statements of MakeMyTrip Limited (the Company), which comprise the separate statement of financial position as at 31 March 2024 and the separate statement of profit or loss and other comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and the notes to the separate financial statements, comprising material accounting policies and other explanatory information, as set out on pages 20 to 61.

In our opinion, the accompanying separate financial statements give a true and fair view of the separate financial position of MakeMyTrip Limited as at 31 March 2024, and of its separate financial performance and separate cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (Continued)

Key Audit Matters (continued)

Valuation of investments in Subsidiaries Refer to notes 2d(ii), 3 (a)(i), 9 and 22
Key audit matter	How the matter was addressed in our audit

The investment in subsidiaries as at 31 March 2024 amounted to USD 3,590,777 thousands, which constitutes 89% of total assets.

The Company measures these investments at fair value through other comprehensive income.

A high degree of judgement was required in the determination of the approach to value the investments and the selection of comparable publicly traded companies to derive the market multiple for determination of the fair value of these investments.

Given the significant judgement involved in determining the fair value, the valuation of investments in subsidiaries has been identified as a key audit matter.

         Our audit procedures included the following:

•
Evaluated the design and implementation and tested the operating effectiveness of the internal controls related to the Company's fair value measurement process, including the control over the development of the significant assumptions, such as the nature of the underlying business of the investee companies and their profile of operations to determine the appropriate valuation approach.
•
Assessed the appropriateness of the comparable publicly traded companies (comparables) used to derive the market multiple used to calculate fair value considering the similarity in operations, trend and consistency of historical results and the stage of the development of these comparables with the investee companies.
•
Tested management’s reconciliation of the total fair value of these investments to the market capitalisation of the Company.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (Continued)

Key Audit Matter (continued)

Valuation of investments in Subsidiaries Refer to notes 2d(ii), 3 (a)(i), 9 and 22
Key audit matter	How the matter was addressed in our audit

•
We involved valuation professionals with specialised skills and knowledge, who assisted in:
o
Evaluating the appropriateness of the Company’s valuation approach.
o
Evaluating the appropriateness of the comparables used for the purposes of determination of fair value.

•
Assessed the adequacy of the separate financial statement disclosures, including disclosures of key assumptions and judgements to align with the IFRS 7, Financial instruments disclosures and IFRS 13, Fair value measurement.

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors and Certificate from the Secretary, but does not include the separate financial statements and our auditors' report thereon.

Our opinion on the separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (Continued)

Responsibilities of Directors for the Separate Financial Statements

The directors are responsible for the preparation of separate financial statements that give a true and fair view in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error

In preparing the separate financial statements, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•
Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (Continued)

Auditors’ Responsibilities for the Audit of the Separate Financial Statements (continued)

•
Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Use of our Report

This report is made solely to the Company's shareholders as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s shareholders as a body, those matters that we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG Ebène, Mauritius Date: 03 July 2024	Christo Smith Licensed by FRC

MakeMyTrip Limited

Separate Statement of Financial Position

(Amounts in USD thousands)

		As at March 31
	Note	2023	2024
Assets
Intangible assets		83	83
Investment in subsidiaries	9	2,288,024	3,590,777
Investment in associates	10	268	242
Other investments	11	667	667
Trade and other receivables	12	177,658	117,676
Other non-current assets	14	3,667	-
Total non-current assets		2,470,367	3,709,445
Trade and other receivables	12	54,338	104,350
Term deposits	13	165,000	175,000
Other current assets	14	541	3,607
Cash and cash equivalents	15	26,179	55,251
Total current assets		246,058	338,208
Total assets		2,716,425	4,047,653
Equity
Share capital	16	53	55
Share premium	16	2,057,362	2,161,217
Other components of equity	16	696,659	1,920,788
Accumulated deficit		(258,681)	(242,326)
Total equity		2,495,393	3,839,734
Liabilities
Loans and borrowings	20	—	201,240
Deferred tax liabilities, net	23	—	4,314
Total non-current liabilities		—	205,554
Loans and borrowings	20	216,118	—
Trade and other payables	18	594	641
Other current liabilities	19	4,320	1,724
Total current liabilities		221,032	2,365
Total liabilities		221,032	207,919
Total equity and liabilities		2,716,425	4,047,653

These separate financial statements have been approved by the Board of Directors on July 02, 2024 and signed in its behalf by:

/s/Rajesh Magow	/s/Savinilorna Payandi Pillay Ramen
Rajesh Magow Director	Savinilorna Payandi Pillay Ramen Director

The notes on pages 25 to 61 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Profit or Loss and Other Comprehensive Income

(Amounts in USD thousands except per share data)

	Note	For the year ended March 31
		2023	2024
Other income	6	2,017	—
Other operating expenses	7	(2,162)	(2,233)
Results from operating activities		(145)	(2,233)
Finance income	8	5,403	10,362
Finance costs	8	(17,850)	14,238
Net finance income (costs)		(12,447)	24,600
Share of profit (loss) of equity - accounted associates	10	3	(26)
Profit (Loss) before tax		(12,589)	22,341
Income tax benefit (expense)	23	1,839	(6,038)
Profit (Loss) for the year		(10,750)	16,303
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Equity instruments at FVOCI - net change in fair value	9	293,826	1,284,081
		293,826	1,284,081
Items that are or may be reclassified subsequently to profit or loss:
Equity-accounted associates - share of other comprehensive income (OCI)	10	(95)	—
Other comprehensive income for the year, net of tax		293,731	1,284,081
Total comprehensive income for the year		282,981	1,300,384
Earnings (Loss) per share (in USD)	17
Basic		(0.10)	0.15
Diluted		(0.10)	0.05

The notes on pages 25 to 61 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Changes in Equity

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital**	Share Premium**	Equity Component of Convertible Notes	Fair Value Reserve**	Share Based Payment Reserve**	Other Reserve**	Accumulated Deficit	Total Equity
Balance as at April 1, 2022	53	2,034,663	31,122	195,146	161,767	(175)	(247,981)	2,174,595
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	(10,750)	(10,750)
Other comprehensive income (loss)
Equity-accounted associates - share of OCI	—	—	—	—	—	(95)	—	(95)
Equity instruments at FVOCI - net change in fair value	—	—	—	293,826	—	—	—	293,826
Total other comprehensive income (loss)	—	—	—	293,826	—	(95)	—	293,731
Total comprehensive income (loss) for the year	—	—	—	293,826	—	(95)	(10,750)	282,981

Transactions with the owners of the Company
Contributions by owners
Share-based payment (refer note 21)	—	—	—	—	35,617	—	—	35,617
Issue of ordinary shares on exercise of share based awards	*	22,699	—	—	(20,499)	—	—	2,200
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(50)	—	50	—
Total contributions by owners	*	22,699	—	—	15,068	—	50	37,817
Balance as at March 31, 2023	53	2,057,362	31,122	488,972	176,835	(270)	(258,681)	2,495,393

**refer note 16

* less than 1

The notes on pages 25 to 61 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Changes in Equity – (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital**	Share Premium**	Equity Component of Convertible Notes	Fair Value Reserve**	Share Based Payment Reserve**	Other Reserve**	Accumulated Deficit	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	488,972	176,835	(270)	(258,681)	2,495,393
Total comprehensive income for the year
Profit for the year	—	—	—	—	—	—	16,303	16,303
Other comprehensive income
Equity-accounted associates - share of OCI	—	—	—	—	—	—	—	—
Equity instruments at FVOCI - net change in fair value	—	—	—	1,284,081	—	—	—	1,284,081
Total other comprehensive income	—	—	—	1,284,081	—	—	—	1,284,081
Total comprehensive income for the year	—	—	—	1,284,081	—	—	16,303	1,300,384
Transactions with the owners of the Company
Contributions by owners
Share-based payment (refer note 21)	—	—	—	—	37,962	—	—	37,962
Issue of ordinary shares on exercise of share based awards	2	103,855	—	—	(97,862)	—	—	5,995
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(52)	—	52	—
Total contributions by owners	2	103,855	—	—	(59,952)	—	52	43,957
Balance as at March 31, 2024	55	2,161,217	31,122	1,773,053	116,883	(270)	(242,326)	3,839,734

**refer note 16

The notes on pages 25 to 61 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Cash Flows

(Amounts in USD thousands)

	For the year ended March 31
	2023	2024
Cash flows from operating activities
Profit (Loss) for the year	(10,750)	16,303
Adjustments for:
Share of (profit) loss of equity-accounted associates	(3)	26
Gain on discontinuation of equity accounted investment	(2,017)	—
Finance costs	17,850	(14,238)
Finance income	(5,403)	(10,362)
Income tax (benefit) expense	(1,839)	6,038
	(2,162)	(2,233)
Changes in :
Other assets	(123)	132
Trade and other receivables	(76)	(24)
Trade and other payables	(94)	47
Other liabilities	(8,680)	(4,320)
Cash used in operating activities	(11,135)	(6,398)
Income tax paid	(55)	—
Net cash used in operating activities	(11,190)	(6,398)

Cash flows from investing activities
Interest received	3,340	10,722
Redemption of term deposits	206,000	243,000
Investment in term deposits	(198,000)	(253,000)
Acquisition / Investment in subsidiaries (refer note 9)	(13,775)	(18,672)
Net cash used in investing activities	(2,435)	(17,950)

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share based awards	2,200	5,995
Proceeds from subsidiaries for fair value of share based awards exercised	—	47,435
Other finance charges paid	(35)	(10)
Net cash generated from financing activities	2,165	53,420

Net increase (decrease) in cash and cash equivalents	(11,460)	29,072
Cash and cash equivalents at beginning of the year	37,639	26,179
Cash and cash equivalents at end of the year (refer note 15)	26,179	55,251

The notes on pages 25 to 61 form an integral part of these separate financial statements.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

1)
REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a public limited company incorporated and domiciled in the Republic of Mauritius. The address of the Company’s registered office is IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. The Company’s principal activity is that of investment holding and has investment in subsidiaries and associates which are primarily engaged in the business of selling travel products and solutions in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam, Cambodia and Indonesia.

The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)
BASIS OF ACCOUNTING
(a)
Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the Mauritius Companies Act for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these separate financial statements except as mentioned otherwise.

The separate financial statements were authorized for issue by the Board of Directors in its meeting held on July 02, 2024.

(b)
Basis of Measurement

The separate financial statements have been prepared on the going concern basis using the historical cost convention and accrual basis except for the following material items:

▪
equity securities at Fair Value through Other Comprehensive Income (FVOCI) and financial assets at Fair Value Through Profit or Loss (FVTPL).
(c)
Functional and Presentation Currency

These separate financial statements are presented in U.S. Dollar (USD) which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

Functional currency is the currency of the primary economic environment in which an entity operates.

(d)
Use of Judgements and Estimates

The preparation of these separate financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised prospectively.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING - (Continued)
(d)
Use of Judgements and Estimates - (Continued)
i)
Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the separate financial statements is included in the following notes:

Note 9 – Investment in subsidiaries: whether the Company controls an investee: The Company has control over another entity if it holds 50% or more of the voting power of the investee. In case the Company holds less than 50% of the voting power of the investees, then the Company applies judgement to determine its control over the investee.

Note 10 – Equity-accounted associates: whether the Company has significant influence over an associates: The Company has a significant influence over another entity if it holds 20% or more of the voting power of the associates. In case the Company holds less than 20% of the voting power of the associates, then the Company applies judgement to determine its significant influence over the associates.

Note 20 – Convertible Notes: The Company has applied its judgement in determining the expected future life of the instrument.

Note 23 – Income taxes: Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Further, the Company takes into account the impact of uncertain tax positions in determining the amount of current and deferred tax. This assessment involves a series of judgements about future events.

ii)
Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2024 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 9 and 22- Fair valuation measurement of equity investment in unlisted investee: When the fair values of equity investments recorded in the separate statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Changes in assumptions could affect the reported fair value of these investments.

Note 21 - Share based payment: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING - (Continued)

e) Current/non-current classification

All assets and liabilities are classified into current and non-current.

Assets

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the company’s normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within 12 months after the reporting date; or

d) it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

Current assets include the current portion of non-current assets.

All other assets are classified as non-current.

Liabilities

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the company’s normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within 12 months after the reporting date; or

d) the company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current liabilities include current portion of non-current liabilities.

All other liabilities are classified as non-current.

Operating cycle

Operating cycle is the time between the acquisition of assets for processing/servicing, and their realisation in cash or cash equivalents.

3) MATERIAL ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these separate financial statements.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3) MATERIAL ACCOUNTING POLICIES - (Continued)

Change in Material Accounting Policies

Amendment to IAS 8, Accounting policies, changes in accounting estimates and errors

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no impact on the Company’s separate financial statements.

Amendment to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2

The Company adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from April 1, 2023. The amendment requires the disclosure of ‘material’ rather than ‘significant’ accounting policies.

The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the separate financial statements.

The amendments had an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s separate financial statements. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the below section. Management has reviewed the accounting policies and made updates to the information disclosed in below material accounting policies (March 31, 2023: Significant accounting policies) in certain instances in line with the amendments.

(a)
Investment in Subsidiaries and Associates
i)
Subsidiaries and Associates

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating polices.

During the year ended March 31, 2023, the Company had changed the accounting policy retrospectively for its equity investments in subsidiaries from applying equity method accounting prescribed in IAS 28 Investment in associates and joint ventures to measuring these investments in subsidiaries in accordance with IFRS 9 Financial Instruments. As per IFRS 9, the Company has made an irrevocable election to measure these investments at FVOCI.

Equity investment in subsidiary is initially recognised and measured at fair value plus transactions costs. Subsequently, carrying amount of investments is increased or decreased to recognise the changes in fair value of the subsidiary fair values with corresponding impact on OCI. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Company's right to receive payment is established.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
(a)
Investment in Subsidiaries and Associates - (Continued)
ii)
Consolidated financial statements

The consolidated financial statements are prepared in addition to the separate financial statements.

b)
Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the functional currency of the Company at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are presented with finance cost in profit or loss, except for the differences on investment in equity securities designated at FVOCI wherein any exchange component of gain or loss is recognized in Other Comprehensive Income (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

c)
Financial Instruments
i)
Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)
Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
c)
Financial Instruments - (Continued)
ii)
Classification and subsequent measurement - (Continued)
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment, which meets the definition of equity under IAS 32 Financial Instruments: Presentation and not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•
contingent events that would change the amount or timing of cash flows;
•
terms that may adjust the contractual coupon rate, including variable-rate features;
•
prepayment and extension features; and
•
terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
c)
Financial Instruments – (Continued)
ii)
Classification and subsequent measurement - (Continued)

Financial assets – Subsequent measurement and gains and losses - (Continued)

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized as separate line item in profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii)
Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
(c)
Financial Instruments - (Continued)
iv)
Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v)
Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

vi)
Compound financial instruments

Compound financial instruments issued by the Company comprise convertible notes denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time till the date of mandatory conversion. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the convertible notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
(c)
Financial Instruments - (Continued)
vi)
Compound financial instruments – (Continued)

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the financial liability is recognised in profit or loss. In case of any change in estimate related to expectations or timing of the repayment, new carrying amount of liability component is recalculated based on re-estimated cash flows discounted at the original effective rate and any difference in the carrying amounts is recognised in profit or loss.

(d)
Impairment
i)
Non-derivative financial assets

Financial instruments

The Company recognises loss allowances for Expected Credit Loss (ECLs) on:

•
financial assets measured at amortized cost; and
•
debt investments measured at FVOCI;

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•
debt securities that are determined to have low credit risk at the reporting date; and
•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company has elected to measure loss allowances for trade receivables at an amount equal to lifetime ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

•
the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•
the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
(d)
Impairment - (Continued)
i)
Non-derivative financial assets - (Continued)

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the separate statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is recognised in other comprehensive income.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Company makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

ii)
Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
(e)
Share Based Payment

The grant date fair value of share-based payment awards granted to employees of subsidiaries is recognised as receivable from subsidiaries, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as receivable is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

(f)
Provisions and Contingent Liabilities

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognised as finance cost.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g) Finance Income and Costs

Finance income comprises interest income on funds invested and foreign currency gains (net). Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on convertible notes, change in financial asset/liability, impairment losses on financial assets, including trade and other receivables and costs related to public offerings. Foreign currency gains and losses are reported on a net basis.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•
the gross carrying amount of the financial asset; or
•
the amortized cost of the financial liability

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)

(h) Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares and convertible notes).

(i) Taxation

Income tax

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or in other comprehensive income.

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for:

•
temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, that affects neither accounting nor taxable profit or loss and does not give rise to equal taxes and deductible temporary differences.
•
temporary differences related to investments in subsidiaries, associates and joint arrangement to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)

(i) Taxation – (Continued)

Deferred tax - (Continued)

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met:

(a)
If, the Company has a legally enforceable right to set off current tax assets against current tax liabilities; and
(b)
It relate to income taxes levied by the same taxation authority on either:
•
the same taxable entity; or
•
different taxable entities, but they intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(j) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit.

(k) Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

(l) New Accounting Standards Issued But Not Yet Adopted

Amendment to IAS 1

On January 23, 2020, the International Accounting Standards Board (IASB) has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.The amendments also clarified the classification requirements for debt a company might settle by converting it into equity.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)

(l) New Accounting Standards Issued But Not Yet Adopted - (Continued)

Amendment to IAS 1 - (Continued)

The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, although early adoption is permitted. These amendments are applicable on Company for annual reporting periods beginning on April 1, 2024. The Company has evaluated these amendments and there will be no impact on its separate financial statements.

Amendment to IAS 21

On August 15, 2023, IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. These amendments are applicable on Company for annual reporting periods beginning on April 1, 2025. The Company is currently evaluating the impact of amendments to IAS 21 on its separate financial statements.

IFRS 18 – Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued its new standard IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements. The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, although early adoption is permitted. This standard is applicable on Company for annual reporting periods beginning on April 1, 2027. The Company is currently evaluating the impact of IFRS 18 on its separate financial statements.

Amendment to IFRS 9 and IFRS 7

On May 30, 2024, IASB has issued below amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. This amendment provide clarification on derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosure requirements w.r.t. investments in equity instruments designed at fair value through other comprehensive income. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2026, although early adoption is permitted. These amendments are applicable to the Company for annual reporting periods beginning on April 1, 2026. The Company is currently evaluating the impact of amendments to IFRS 9 and IFRS 7 on its separate financial statements.

4)
DETERMINATION OF FAIR VALUES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

4)
DETERMINATION OF FAIR VALUES - (Continued)

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a finance team that has overall responsibility for overseeing all significant fair value measurements with the help of an external independent valuer, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The finance team regularly reviews significant unobservable inputs and valuation adjustments.

When measuring the fair value of an asset or a liability, the Company uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•
Level 3: Inputs for the assets or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognises transfers between levels of fair values hierarchy at the end of the reporting date during which the change has occurred.

The assumption made in measuring fair values are given below. When applicable, further information about the assumptions made in measuring fair values is disclosed in the notes specific to that asset or liability.

(a)
Non-Derivative Financial Liabilities

Fair value is calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate.

(b)
Share Based Payment Transactions

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan is measured using Black Scholes Model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

(c)
Trade and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(d)
Investment in Equity Securities

The fair value of investment in equity securities is determined using valuation techniques. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

5)
FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation. The objective of Company is to ensure liquidity which is sufficient to meet company operational requirements in short-term and long-term.

To ensure smooth operations, the Company has invested surplus funds in term deposits with banks.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based awards cost and other receivables. The objective behind credit risk management is to reduce the Company’s losses which could follow from subsidiaries’ insolvency.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk. All assets and liabilities are denominated in USD, the functional currency of the Company.

Interest Rate Risk

The Company does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

6) OTHER INCOME

	For the year ended March 31
Particulars	2023	2024
Gain on discontinuation of equity accounted investment (refer note 9)	2,017	—
Total	2,017	—

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

7)
OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2023	2024
Legal and professional	1,522	1,604
Insurance	640	629
Total	2,162	2,233

8) FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2023	2024
Interest income on term deposits measured at amortised cost	5,219	10,304
Other interest income	184	58
Finance income	5,403	10,362
Interest expense on financial liability measured at amortized cost	14,878	15,700
Change in carrying value of financial liability measured at amortised cost (refer note 20)	—	(30,578)
Change in fair value of financial asset measured at FVTPL	2,821	—
Net foreign exchange loss	67	578
Other finance charges	34	10
Impairment loss on trade and other receivables	50	52
Finance costs	17,850	(14,238)
Net finance income (costs) recognized in profit or loss	(12,447)	24,600

9) INVESTMENT IN SUBSIDIARIES

	As at March 31
Particulars	2023	2024
At the beginning of the year	1,977,159	2,288,024
Investments made in subsidiaries during the year*	13,775	18,672
Conversion of associate to subsidiary#	3,264	—
Fair value gain on investments measured at fair value	293,826	1,284,081
Total	2,288,024	3,590,777

*The Company has invested the below amounts in the respective subsidiaries (refer note 24).

	As at March 31
Name of subsidiary	2023	2024
MakeMyTrip (India) Private Limited	9,300	14,572
Ibibo Group Holdings (Singapore) Pte. Ltd.	4,000	3,800
Luxury Tours & Travel Pte. Ltd.	250	200
Hotel Travel Limited	125	100
Luxury Tours (Malaysia) Sdn. Bhd.	100	—
Total	13,775	18,672

#As at September 28, 2022, the Company had equity interest in Simplotel of 41.94% with a carrying amount of USD 1,247 and was considered as an investment in equity accounted associate. On September 28, 2022, the Company through one of its Indian subsidiaries acquired additional equity interest in Simplotel, resulting in controlling stake. As a result, Simplotel had ceased to be an associate of the Company and accordingly, the equity method accounting had been discontinued. This investment is now accounted for as a subsidiary measured at FVOCI. The Company had recognised a gain of USD 2,017 in the separate statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting (refer note 6).

The Company’s exposure to risks and fair value measurement is disclosed in note 5 and 22.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

10) INVESTMENT IN ASSOCIATES

	As at March 31
Particulars	2023	2024
At the beginning of the year	1,607	268
Share of profit (loss) of associates	3	(26)
Share of other comprehensive loss of associates	(95)	—
Conversion of associate to subsidiary (refer note 9)	(1,247)	—
Total	268	242

11) OTHER INVESTMENTS

	As at March 31
Particulars	2023	2024
Financial assets measured at FVTPL
- Equity securities (unlisted)	591	591

Financial assets measured at amortised cost
- Other securities	76	76
Total	667	667

The Company’s exposure to risks and fair value measurement is disclosed in note 5 and 22.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

12) TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2023	2024
Trade and other receivables, net of provision	227,403	217,847
Security deposit	1,500	1,500
Interest accrued	3,093	2,679
Total	231,996	222,026
Non-current	177,658	117,676
Current	54,338	104,350
Total	231,996	222,026

Receivables represent dues from subsidiaries which are mainly in nature of recharge cost on issue of share options, recoverable only on exercise of share options by the employees of subsidiaries. Security deposits represents amount paid in advance to suppliers of hotels to guarantee the provision of those services on behalf of one of the subsidiary.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in notes 5 and 22. Trade and other receivables from related parties are disclosed in note 24.

13) TERM DEPOSITS

	As at March 31
Particulars	2023	2024
Term deposits	165,000	175,000
Total	165,000	175,000
Current	165,000	175,000
Total	165,000	175,000

The Company’s exposure to credit risk and interest rate risk is disclosed in notes 5 and 22.

14) OTHER ASSETS

	As at March 31
Particulars	2023	2024
Prepaid expenses	424	334
Other assets*	117	72
Tax assets	3,667	3,201
Total	4,208	3,607
Current	541	3,607
Non-Current	3,667	—
Total	4,208	3,607

* Other assets include amount recoverable of Nil (March 31, 2023: USD 117), which was lying in an escrow account.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

15) CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2023	2024
Bank balances	6,179	4,811
Term deposits	20,000	50,440
Total	26,179	55,251

The Company’s exposure to credit risk and interest rate risk is disclosed in notes 5 and 22.

16) CAPITAL AND RESERVES

A.
Share Capital and Share Premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2022	65,606,041	33	816,743	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	856,521	*	22,699	—	—	—
Balance as at March 31, 2023	66,462,562	33	839,442	39,667,911	20	1,217,920

Balance as at April 1, 2023	66,462,562	33	839,442	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	3,652,013	2	103,855	—	—	—
Balance as at March 31, 2024	70,114,575	35	943,297	39,667,911	20	1,217,920

*less than 1

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

16) CAPITAL AND RESERVES - (Continued)

A.
Share Capital and Share Premium - (Continued)

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

B.
Nature and purpose of reserves
i.
Fair value reserve

The reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

ii.
Share-based payment reserve

Share-based payment reserve comprise the value of equity-settled share based payment transactions provided to employees of the subsidiaries and is recognised as receivable from subsidiary with a corresponding increase in equity.

iii.
Other reserve

Other reserve comprise Company’s share of other comprehensive income of associates, mainly consisting of foreign currency translation reserve.

C.
Capital Management

Equity share capital and other equity are considered for the purpose of Company’s capital management. The Company’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Company. The capital structure of the Company is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity and convertible notes. The Company’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company. The Company is not subject to any externally imposed capital requirements.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

17) EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2023 and 2024:

	For the year ended March 31
Particulars	2023	2024
Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) used in computing basic earnings (loss) per share (A)	(10,750)	16,303
Interest expense and changes in carrying amount of convertible notes, net of tax	—	(10,857)
Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) used in computing diluted earnings (loss) per share (B)	(10,750)	5,446

Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic earnings (loss) per share (C)	109,656,200	111,094,561
Dilutive effect of conversion of convertible notes	—	5,934,810
Dilutive effect of share based awards	—	1,206,485
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive earnings (loss) per share (D)	109,656,200	118,235,856

Earnings (loss) per share (USD)
Basic (A/C)	(0.10)	0.15
Diluted (B/D)	(0.10)	0.05

For the year ended March 31, 2024, Nil (March 31, 2023 : 1,336,069) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2024, Nil (March 31, 2023: 5,934,810) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

18) TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2023	2024
Accrued expenses	594	641
Total	594	641

Trade and other payables primarily include amount payable for various expenses.

The Company's exposure to liquidity risk related to trade and other payables is disclosed in note 5 and 22.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

19) OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2023	2024
Other liabilities (related to Hotel Travel Group)	4,320	—
Statutory liabilities	—	1,724
Total	4,320	1,724

20) LOANS AND BORROWINGS

This note provides information about the contractual terms of Company’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, refer note 5 and 22.

	As at March 31
Particulars	2023	2024
Convertible notes	216,118	201,240

Non-current	—	201,240
Current	216,118	—
Total	216,118	201,240

On February 9, 2021, the Company had issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes") including USD 30,000 in aggregate principal amount of the Notes issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

The Notes are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the “ordinary shares”) per USD 1,000 principal amount of Notes (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The Notes will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on February 15, 2024 and February 15, 2026 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date.

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes “in connection with” such make-whole fundamental change or a notice of tax redemption, as the case may be. Further, the Company may, at its option, redeem the Notes, in whole but not in part, following the occurrence certain tax law changes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

20) LOANS AND BORROWINGS - (Continued)

Upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Notes are general unsecured obligations of the Company. The Notes rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, were accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes representing the first date on which the amount could be required to be paid to the Notes holders.

On January 17, 2024, the Company notified holders of the Notes, of the right, at the option such holder, to require the Company to repurchase at par all of such holder’s Notes or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2024, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth. However, no notes were tendered for repurchase. The next repurchase date will be February 15, 2026 as per the agreement.

Consequent to aforementioned event, the Company has adjusted the gross carrying amount of the Notes at the present value of the estimated future contractual cash flows that are discounted up to next repurchase date at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2024 and revised gross carrying amount is recognised in separate statement of profit or loss as reversal of finance cost, being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2024. The revised carrying amount of the Notes will be accreted up to the principal amount over a remaining period of 1.88 years representing the next date on which the amount could be required to be paid to the Notes holders.

Terms and debt repayment schedule of convertible notes:

				As at March 31, 2023		As at March 31, 2024
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Convertible notes	USD	7.39%	2026	230,000	216,118	230,000	201,240

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

20) LOANS AND BORROWINGS - (Continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

Convertible notes
Balance as at April 1, 2022	201,240
Interest accrued	14,878
Balance as at March 31, 2023	216,118
Interest accrued	15,700
Adjustment due to change in estimate	(30,578)
Balance as at March 31, 2024	201,240

21) SHARE BASED PAYMENT

Description of the share-based payment arrangements

Share Option Programs (Equity-Settled)

Share Incentive Plan

i) Restricted Share Units (RSUs)

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2023 and 2024, the Company granted restricted share units, or RSUs, under the plan to eligible employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Company on the date of grant.

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2023	1,455,554	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2024	829,578	Refer notes	4 – 8 years

Notes:

1.
Of the RSU granted during the year ended March 31, 2024:

- 571,784 (March 31, 2023: 1,120,117) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2023: 335,274) RSUs have 100% vesting on September 30, 2025 and 209,731(March 31, 2023: Nil) RSUs have 100% vesting on September 30, 2026. Further, the Company's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Company and its subsidiaries performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 48,063 (March 31, 2023: 163) RSUs were fully vested on the grant date.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

21) SHARE BASED PAYMENT - (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) - (Continued)

Share Incentive Plan - (Continued)

i)
Restricted Share Units (RSUs) - (Continued)

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2023	2023	2024	2024
Outstanding at the beginning of the year	0.0005	7,445,641	0.0005	7,773,744
Granted during the year	0.0005	1,455,554	0.0005	829,578
Forfeited and expired during the year	0.0005	(369,630)	0.0005	(178,993)
Exercised during the year	0.0005	(757,821)	0.0005	(3,383,113)
Outstanding at the end of the year	0.0005	7,773,744	0.0005	5,041,216
Exercisable at the end of the year	0.0005	4,327,478	0.0005	2,234,132

The grant date fair value of RSUs granted during the year is in the range of USD 24.00 to USD 55.42 (March 31, 2023: USD 24.25 to USD 32.62).

The RSUs outstanding at March 31, 2024, have an exercise price per share of USD 0.0005 (March 31, 2023: USD 0.0005) and a weighted average contractual life of 4.3 years (March 31, 2023: 3.9 years).

During the year ended March 31, 2024, share based payment expense of USD 37,962 (March 31, 2023: USD 34,651) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries (refer note 24).

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

21) SHARE BASED PAYMENT - (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) - (Continued)

Share Incentive Plan - (Continued)

ii)
Employee Stock Options (ESOPs)

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). Each ESOP represents the right to receive one hundred common equity shares of the Company. No options were granted during the years ended March 31, 2023 and 2024, respectively.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2023	2023	2024	2024
Outstanding at the beginning of the year	2,229	19,489	2,229	18,502
Exercised during the year	2,229	(987)	2,229	(2,689)
Outstanding at the end of the year	2,229	18,502	2,229	15,813
Exercisable at the end of the year	2,229	18,502	2,229	15,813

The ESOPs outstanding at March 31, 2024 have an exercise price per ESOP of USD 2,229 (March 31, 2023: USD 2,229) and a weighted average contractual life of 1.4 years (March 31, 2023: 2.4 years).

During the year ended March 31, 2024, share based payment expense of Nil (March 31, 2023: USD 966) for the ESOPs granted under the Share Incentive Plan has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries (refer note 24).

22) FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2023	2024
Trade and other receivables	231,996	222,026
Term deposits	165,000	175,000
Cash and cash equivalents	26,179	55,251
Total	423,175	452,277

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A+, AAA, AA-, BBB- and BBB based on rating agency Fitch ratings. The Company considers that its cash and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

22) FINANCIAL INSTRUMENTS - (Continued)

Credit Risk - (Continued)

Exposure to Credit Risk - (Continued)

The maximum exposure to credit risk for trade and other receivables at the reporting date, categorised by type of counterparty was:

	As at March 31
Particulars	2023	2024
Balance due from subsidiaries	227,403	217,847
Others	4,593	4,179
Total	231,996	222,026

Impairment Losses

The Company uses a provision matrix to compute the expected credit loss allowance for trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Company's historical experience for its receivables.

The age of trade and other receivables at the reporting date was:

	As at March 31
Particulars	2023		2024
	Gross	Impairment	Gross	Impairment
Not past due	231,996	—	222,026	—
Total	231,996	—	222,026	—

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2023

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes	216,118	230,000	—	230,000	—	—	—
Trade and other payables	594	594	594	—	—	—	—
Total	216,712	230,594	594	230,000	—	—	—

As at March 31, 2024

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes	201,240	230,000	—	—	230,000	—	—
Trade and other payables	641	641	641	—	—	—	—
Total	201,881	230,641	641	—	230,000	—	—

* Represents undiscounted cash-flows of interest and principal

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

22) FINANCIAL INSTRUMENTS - (Continued)

Liquidity Risk - (Continued)

The balanced view of liquidity and financial indebtedness is stated in the table below:

	As at March 31
Particulars	2023	2024
Cash and cash equivalents	26,179	55,251
Term deposits	165,000	175,000
Loans and borrowings	(216,118)	(201,240)
Net cash position	(24,939)	29,011

Interest Rate Risk

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

The Company does not have any variable rate interest bearing financial instruments, hence there is no risk relating to change in interest rates.

Fair values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

	As at March 31, 2023		As at March 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at fair value
Investment in subsidiaries (FVOCI)	2,288,024	2,288,024	3,590,777	3,590,777
Other investments - equity securities (FVTPL)	591	591	591	591
	2,288,615	2,288,615	3,591,368	3,591,368
Financial assets not measured at fair value (amortised cost)
Trade and other receivables	231,996	231,996	222,026	222,026
Term deposits	165,000	165,000	175,000	175,000
Cash and cash equivalents	26,179	26,179	55,251	55,251
Other investments - other securities	76	76	76	76
	423,251	423,251	452,353	452,353
Financial liabilities not measured at fair value (amortised cost)
Trade and other payables	594	594	641	641
Other liabilities (related to Hotel Travel Group)	4,320	4,320	—	—
Convertible notes	216,118	212,189	201,240	197,698
	221,032	217,103	201,881	198,339

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

22) FINANCIAL INSTRUMENTS - (Continued)

Fair values - (Continued)

Fair Values Versus Carrying Amounts - (Continued)

Fair value of trade and other receivables, term deposits, cash and cash equivalents, other investments - other securities, other liabilities (related to Hotel Travel Group) and trade and other payables reasonably approximates to its carrying amount.

The fair value of convertible notes is determined using discounted cash flows. The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2023
Particulars	Level 1	Level 2	Level 3	Total
Investment in subsidiaries (FVOCI)	—	—	2,288,024	2,288,024
Other investments - equity securities (FVTPL)	—	—	591	591
Total	—	—	2,288,615	2,288,615

	As at March 31, 2024
Particulars	Level 1	Level 2	Level 3	Total
Investment in subsidiaries (FVOCI)	—	—	3,590,777	3,590,777
Other investments - equity securities (FVTPL)	—	—	591	591
Total	—	—	3,591,368	3,591,368

There were no transfers between Level 1, Level 2 and Level 3 during the year.

The following table shows a reconciliation from the opening balances to the closing balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2023
Particulars	Other investments (equity securities - FVTPL)	Investment in subsidiaries (FVOCI)
Opening balances	3,412	1,977,159
Invested during the year (refer note 9)	—	13,775
Conversion of associate to subsidiary (refer note 9)	—	3,264
Total gains and (losses) recognized in:
- profit or loss	(2,821)	—
- other comprehensive income	—	293,826
Closing balances	591	2,288,024

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

22) FINANCIAL INSTRUMENTS - (Continued)

Fair value hierarchy - (Continued)

	As at March 31, 2024
Particulars	Other investments (equity securities - FVTPL)	Investment in subsidiaries (FVOCI)
Opening balances	591	2,288,024
Invested during the year (refer note 9)	—	18,672
Total gains and losses recognized in:
- other comprehensive income	—	1,284,081
Closing balances	591	3,590,777

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2023 and March 31, 2024, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVTPL)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices and revenues of companies comparable to the investee.	Net revenue multiple: 3.7 - 4.8 (March 31, 2023: 3.7 - 4.8)	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Investment in subsidiaries (FVOCI)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices and revenues of companies comparable to the investee.	Net revenue multiple: 4.8 - 5.8 (March 31, 2023: 2.6 - 5.5)	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)

Financial instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include convertible notes, other liabilities (related to Hotel Travel Group) and trade and other payables.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

22) FINANCIAL INSTRUMENTS - (Continued)

Sensitivity Analysis

Other investments - equity securities (FVTPL)

For the fair values of other investments - equity securities (FVTPL), reasonably possible changes of 100 basis points at the reporting date to the significant unobservable input, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023
	Profit or loss
	Increase	Decrease
Net revenue multiple	4	(4)

	For the year ended March 31, 2024
	Profit or loss
	Increase	Decrease
Net revenue multiple	4	(4)

Investment in subsidiaries (FVOCI)

For the fair values of investment in subsidiaries (FVOCI), reasonably possible changes of 100 basis points at the reporting date to the significant unobservable input, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023
	Other comprehensive income
	Increase	Decrease
Net revenue multiple	20,430	(20,430)

	For the year ended March 31, 2024
	Other comprehensive income
	Increase	Decrease
Net revenue multiple	33,333	(34,153)

23) INCOME TAX BENEFIT (EXPENSE)

Mauritius

The Company opting for preferential tax regime with respect to certain qualifying income, would be entitled to either (a) a foreign tax credit equivalent to the actual foreign tax suffered on its foreign income against the Company’s tax liability computed at 15% on such income, or (b) a partial exemption of 80% of the income derived, including but not limited to foreign source dividends or interest income, subject to meeting the necessary substance requirements as required under the Financial Services Act 2007 (as amended by the Finance Act 2019) and such other guidelines issued by the Financial Services Commission.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

23) INCOME TAX BENEFIT (EXPENSE) - (Continued)

The Company has not availed the benefit of preferential tax regime in the year ended March 31, 2024.

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2023	2024
Current tax expense
Current period	-	(1,724)
Current tax expense	-	(1,724)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	2,232	(2,232)
Reversal of previously recognized tax losses	(393)	(2,082)
Deferred tax benefit (expense)	1,839	(4,314)

Total	1,839	(6,038)

Reconciliation of Effective Tax Rate

	For the year ended March 31
Particulars	2023	2024
Profit (Loss) for the year	(10,750)	16,303
Income tax benefit (expense)	1,839	(6,038)
Profit (Loss) before tax	(12,589)	22,341

Income tax benefit (expense) using the Company's domestic tax rate	1,888	(3,351)
Non-deductible expenses	(476)	(123)
Tax exempt income	303	—
Change in estimates related to previous years	—	(482)
Reversal of previously recognized tax losses	—	(2,082)
Others	124	—
Income tax benefit (expense) recognised in profit or loss	1,839	(6,038)

As at March 31, 2024, the Company has a tax liability of USD 1,724 (March 31, 2023 : Nil) and does not have any tax losses to offset against any future tax liability.

As at March 31, 2024, an amount of USD 818,243 (March 31, 2023 : USD 416,393) related to temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognised by the Company.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

23) INCOME TAX BENEFIT (EXPENSE) - (Continued)

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets/(liabilities) are attributable to the following:

	As at March 31
Particulars	2023	2024
Convertible notes	(2,082)	(4,314)
Tax loss carry forwards	2,082	—
Deferred tax assets/(liabilities) - Net	—	(4,314)

Movement in deferred tax assets/(liabilities)

	Balance as at March 31, 2022	Recognised in profit or loss	Recognised directly in equity	Balance as at March 31, 2023
Convertible notes	(4,314)	2,232	—	(2,082)
Tax loss carry forwards	2,475	(393)	—	2,082
Total	(1,839)	1,839	—	—

	Balance as at March 31, 2023	Recognised in profit or loss	Recognised directly in equity	Balance as at March 31, 2024
Convertible notes	(2,082)	(2,232)	—	(4,314)
Tax loss carry forwards	2,082	(2,082)	—	—
Total	—	(4,314)	—	(4,314)

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	For the year ended March 31
Particulars	2023	2024
Tax losses carried forward	332	—
Deferred tax benefit	332	—

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

24) RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Subsidiary	MakeMyTrip (India) Private Limited
Subsidiary	MakeMyTrip Inc.
Subsidiary	Luxury Tours & Travel Pte. Ltd.
Subsidiary	Luxury Tours (Malaysia) Sdn. Bhd.
Subsidiary	Hotel Travel Limited
Subsidiary	Techblend Inc.
Subsidiary	HTN Co., Ltd.
Subsidiary	ITC Bangkok Co., Ltd
Subsidiary	MakeMyTrip FZ-LLC
Subsidiary	Ibibo Group Holdings (Singapore) Pte. Ltd
Subsidiary	Redbus India Private Limited (formerly ibibo Group Private Limited)
Subsidiary	Ibibo Group Pte. Limited
Subsidiary	Ibibo Group Sdn Bhd
Subsidiary	Empresea Digital Peruana S.A.C
Subsidiary	PT IBIBO Group Indonesia
Subsidiary	Bitla Software Private Limited
Subsidiary	Quest 2 Travel.com India Private Limited
Subsidiary	Tripmoney Fintech Solutions Private Limited
Subsidiary	Book My Forex Private Limited (From April 5, 2022)
Subsidiary	MakeMyTrip Arabia Travel and Tourism
Subsidiary	RedBus Vietnam Company Limited
Subsidiary	Simplotel Technologies Private Limited (From September 28, 2022)
Subsidiary	Savaari Car Rentals Private Limited (From January 17, 2024)
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#
Key management personnel	Jane Jie Sun#
Key management personnel	Moshe Rafiah # (from May 15, 2024)
Key management personnel	Xing Xiong#
Key management personnel	May Yihong Wu (from May 15, 2024)
Key management personnel	Cindy Xiaofan Wang# (upto May 15, 2024)
Key management personnel	Xiangrong Li (upto May 15, 2024)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited and its subsidiaries
Equity-accounted associates	Pasajebus SpA

Notes:

# nominees of Trip.com Group Limited. (Trip.com)

A)
Transactions with subsidiaries:

	For the year ended March 31
Particulars	2023	2024
Investment in equity shares (refer note 9)	13,775	18,672
Issuance of share based awards to the employees of subsidiaries	35,617	37,962
Interest income on inter- corporate loan	54	54

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

24) RELATED PARTIES – (Continued)

A)
Transactions with subsidiaries – (Continued)

Balance outstanding

Trade and other receivables

	As at March 31
Particulars	2023	2024
MakeMyTrip (India) Private Limited	199,327	196,311
Redbus India Private Limited (formerly ibibo Group Private Limited)	21,214	13,700
ITC Bangkok Co., Ltd	2,227	2,217
Bitla Software Private Limited	2,202	2,373
MakeMyTrip Inc.	164	164
Luxury Tours & Travel Pte Ltd	475	546
HTN Co., Ltd	120	120
PT IBIBO Group Indonesia	183	240
Tripmoney Fintech Solutions Private Limited	828	1,148
MakeMyTrip FZ-LLC	198	349
Empresea Digital Peruana S.A.C	229	307
Luxury Tours (Malaysia) Sdn. Bhd.	28	28
Ibibo Group Sdn Bhd	57	73
Ibibo Group Pte. Limited	49	52
RedBus Vietnam Company Limited	—	20
Quest 2 Travel.com India Private Limited	—	73
MakeMyTrip Arabia Travel and Tourism	102	126
Total	227,403	217,847

B)
Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2023	2024
Key management personnel services	7	7
Consultancy services	20	25

C)
Transactions with key management personnel:

	For the year ended March 31
Particulars	2023	2024
Legal and professional	84	84
Total	84	84

	As at March 31
Balance Outstanding	2023	2024
Accrued expenses	78	75

D)
Transactions with equity - accounted associate:

Refer note 10 for transactions with equity-accounted associate.

E)
Terms & conditions

All outstanding balances with these related parties are to be settled in cash. Receivables in nature of recharge cost on issue of share options are recoverable on exercise of share options by the employees of subsidiaries. None of the balances are secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

MakeMyTrip Limited

Year ended March 31, 2024

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

25) SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets**
	As at March 31
Particulars	2023	2024
Mauritius	2,288,375	3,591,102
Total	2,288,375	3,591,102

** Non-current assets presented above represent intangible assets, investment in subsidiaries and associates (excluding financial assets).